

Legal Department
J.Crols/C.Dascotte

www.agfa.com

Agfa-Gevaert N.V.
Septestraat 27 - B-2640 Mortsel-België

tel. +32 (0) 3 444 7291
fax. +32 (0) 3 444 7229
e-mail Claire.Dascotte.CD@belgium.agfa.com

82-334

Securities and Exchange Commission
Att. :Office of International Corporate Finance
Mail Stop 3-2
450 Fifth Street, N.W.
WASHINGTON D.C. 20549
U.S.A.

By special courier

2003-05-20


03050716

Dear Sirs,

Please find enclosed a substantial shareholding notification for Deutsche Bank AG Group's position in Agfa-Gevaert N.V.

Best regards,

C.Dascotte
Ass.Gen.Counsel

BTW BE 404 021 727 Handelsregister Antwerpen nr. 163653

16/05 2003 17:40 FAX +49 69 910 35311 DEUTSCHE BANK COMPLIANCE 001

Copie -, J. Cols

Deutsche Bank

Deutsche Bank AG
Compliance
Zentrale Frankfurt

Postfach
60262 Frankfurt am Main

Taunusanlage 12
60325 Frankfurt

Michaela Bundschuh
Telefon (069) 9 10 –3 47 26
Telefax (069) 9 10 – 3 85 80
E-mail: michaela.bundschuh@db.com

Agfa Gevaert N.V.
Attn. Ms. Anne Vlemincks
Septestraat 27

2640 Mortsel

Fax : +32(3) 444 4485

Frankfurt, 16 May 2003

Substantial Shareholding Notification – Agfa Gevaert N.V.

Dear Ms. Vlemincks,

Please find enclosed a substantial shareholding notification for Deutsche Bank AG Group`s position in Agfa Gevaert N.V..

Deutsche Bank AG

H. Repke Bundschuh

Hagen Repke Michaela Bundschuh

CHAPITRE Ier DE LA LOI DU 2 MARS 1989

Formulaire A : première déclaration de participation dans une société cotée au premier marché

0. **A adresser à** :
   - la société cotée visée
     Agfa-Gevaert N.V.
     Septestraat 27, 2640 Mortsel
     Fax : +32(3) 444 4485

   - Commission Bancaire et Financière
     Contrôle de l'information financière et des marchés d'instruments financiers
     A l'attention de M. Colinet
     A l'attention de M. G. Delaere
     A l'attention de M. Malotte
     Avenue Louise 99, 1050 BRUXELLES
     Fax : +32(2)535.24.24

1. **Nom de la société visée :** Agfa-Gevaert N.V.

2. **Données relatives à la personne établissant la déclaration**[1] en qualité de déclarant intervenant pour son propre compte

a) *personne physique*

nom + prénom	....
adresse	....
	....
tél. (facultatif)	....

b) *personne morale*

forme juridique + dénomination	Deutsche Bank AG, Société anonyme
siège social	Taunusanlage 12, 60325 Frankfurt am Main, Allemagne
tél.	+49 69 910 38 967
fax	+49 69 910 38 580
nom et qualité du signataire de la déclaration	Hagen Repke, Compliance Michaela Bundschuh, Compliance

3. **Eléments constitutifs de la déclaration**

Remarque préliminaire

Lorsque la déclaration est opérée par des personnes liées ou agissant de concert, les tableaux I et II seront complétés autant de fois que nécessaire :

- d'abord pour chacune de ces personnes *séparément*, même si aucune d'elles n'atteint à elle seule l'un des seuils prévus par la loi (cf. art. 8, § 1er, 3°, de l'A.R. du 10 mai 1989)[2] ;
- ensuite pour *l'ensemble* des personnes liées ou agissant de concert (cf. art. 2, § 1er et 2, de la loi du 2 mars 1989).

---

[1] Biffer la(les) mention(s) inutile(s).

[2] Sauf s'il s'agit de personnes physiques agissant de concert dont aucune ne possède un nombre de titres auquel sont attachés 5 % ou plus des droits de vote existants : celles-ci peuvent faire une déclaration commune, sans indication des détenteurs individuels (art. 2, § 3, alinéa 2, de la loi du 2 mars 1989).

Tableau I : données générales

Nom de la société visée	Agfa Gevaert N.V.
Droits détenus par (biffer la mention inutile)	**Deutsche Bank AG Group***, Frankfurt am Main, Allemagne
lié(e) à	
agissant de concert avec	
Date de réalisation de la situation donnant lieu à déclaration	14/05/2003
Sources relatives au dénominateur	Anne Vlemincks, Agfa Gevaert N.V.

[1] Lorsqu'un tiers détient des droits pour compte d'autrui.

*y compris des filiales de Deutsche Bank AG

Tableau II : calcul de la quotité	dénominateur (a)	Numérateur (b)	% (b/a)
1. **Droits de vote effectifs** afférents à des titres • représentatifs du capital • non représentatifs du capital	**140 000 000**	**4.748.991 **** ** positions agrégées de la Deutsche Bank AG Frankfurt ainsi que de ses diverses filiales	**3,39%**
2. **Droits de vote futurs**, potentiels ou non, résultant de • droits et engagements à la conversion en ou à la souscription de **titres à émettre**, à savoir : ◊ conversion d'obligations ◊ conversion de prêts ◊ exercice de warrants ◊ autres (à détailler le cas échéant)	**483. 600*** * 31 décembre 2002		
• droits et engagements à l'acquisition de **titres émis**, à savoir : ◊ options ◊ warrants portant sur des titres émis ◊ engagements résultant d'un contrat ◊ autres (à détailler le cas échéant)			
Total	**140.483.600**	**4.748.991**	**3,38%**
<u>Pour mention</u> Droits et engagements à la conversion en, à la souscription ou à l'acquisition de titres, assortis de clauses conditionnelles, à savoir : • conversion d'obligations • exercice de warrants • autres (à détailler le cas échéant)			

Pour les droits ou engagements desquels peuvent résulter des droits de vote futurs : délais ou périodes d'exercice

(Type + délais/périodes)

*** Deutsche Bank AG peut, dans les trois jours ouvrables, réclamer la restitution des actions prêtées aux divers clients et ce en conformité avec les clauses insérées dans ses "Standard European Loan Contracts"

4. **Données complémentaires à fournir si le nombre de titres détenus est égal ou supérieur à 20 %** (art. 8, § 3, de l'A.R. du 10 mai 1989)

   a. Description de la politique dans laquelle se situe l'acquisition :

   b. Nombre de titres acquis au cours des 12 mois précédant la présente déclaration et mode d'acquisition :

	nombre	mode d'acquisition
1. **Droits de vote effectifs** afférents à des titres • Représentatifs du capital • non représentatifs du capital		
2. **Droits de vote futurs**, potentiels ou non, résultant de • droits et engagements à la conversion en ou à la souscription de **titres à émettre**, à savoir: ◊ conversion d'obligations ◊ conversion de prêts ◊ exercice de warrants ◊ autres (à détailler le cas échéant)		
• droits et engagements à l'acquisition de **titres émis**, à savoir : ◊ options ◊ warrants portant sur des titres émis ◊ engagements résultant d'un contrat ◊ autres (à détailler le cas échéant)		

Fait le 16 May 2003 à Frankfurt am Main

Deutsche Bank AG

H. Repke .... Bundschuh ....

Hagen Repke Michaela Bundschuh

Annexes (obligatoires en vertu de l'art. 4, § 1er, alinéa 1er de la loi du 2 mars 1989) : les documents relatifs à l'opération (aux opérations) donnant lieu à déclaration